Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Organization
Franklin Synergy Bank	Tennessee
Franklin Synergy Risk Management, Inc.	Tennessee
Franklin Synergy Investments of Nevada, Inc.	Nevada
Franklin Synergy Investments of Tennessee, Inc.	Tennessee
Franklin Synergy Preferred Capital, Inc.	Nevada